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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              AMENDED SCHEDULE 13 G

                    Under the Securities Exchange Act of 1934


                                S.Y. BANCORP, INC.
    ----------------------------------------------------------------------
                                (Name of Issuer)


                            Common Stock, No Par Value
    ----------------------------------------------------------------------
                          (Title of Class of Securities)



                                   785060-10-4
    ----------------------------------------------------------------------
                                 (CUSIP Number)

Check the following box if a fee is being paid with this statement [ ].

1. Names of Reporting Persons/S.S. or I.R.S. Identification Nos. of Above Persons. Stock Yards Bank & Trust Company 61-0354170.

2.   Check the Appropriate Row if a Member of a Group
     (a)
        ------------------------------------------------------------------
     (b)   X
        ------------------------------------------------------------------

3.   SEC Use Only
                  --------------------------------------------------------
4.   Citizenship or Place of Organization  Kentucky
                                         ---------------------------------

Number of Shares Beneficially Owned by Each Reporting Person With:

5.   Sole Voting Power  73,441
                       ---------------------------------------------------
6.   Shared Voting Power 111,718
                        --------------------------------------------------
7.   Sole Dispositive Power 71,126
                           -----------------------------------------------
8.   Shared Dispositive Power  111,718
                             ---------------------------------------------
9.   Aggregate Amount Beneficially Owned by Each Reporting Person 225,918
                                                                 ---------
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
                  --------------------------------------------------------
11.  Percent of Class Represented by Amount in Row 9  13.9%
                                                     ---------------------
12.  Type of Reporting Person  BK
                              --------------------------------------------


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Item 1.(a)     NAMES OF ISSUER
                    S.Y. BANCORP, INC.
                    ------------------------------------------------------

Item 1.(b)     ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES
                    1040 EAST MAIN STREET LOUISVILLE, KY 40206
                    ------------------------------------------------------

Item 2.(a)     NAME OF PERSON FILING
                    STOCK YARDS BANK & TRUST COMPANY
                    ------------------------------------------------------

Item 2.(b)     ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR IF NONE, RESIDENCE
                    SAME AS 1(B)
                    ------------------------------------------------------

Item 2.(c)     CITIZENSHIP
                    A KENTUCKY CORPORATION
                    ------------------------------------------------------

Item 2.(d)     TITLE OF CLASS OF SECURITIES
                    COMMON STOCK
                    ------------------------------------------------------

Item 2.(e)     CUSIP NUMBER
                    785060104
                    ------------------------------------------------------

Item 3.        If this statement is filed pursuant to Rule 13d-1(b), or 13D-
                                                                        ----
               2(B), CHECK WHETHER THE PERSON FILING IS A:
               -------------------------------------------------------------

       (b)     [X]  Bank as defined in Section 3(a)(6) of the Act

Item 4.        OWNERSHIP
       (a)     Amount Beneficially Owned as of December 31, 1994:

               The Bank, in its various fiduciary capacities as agent, personal representative, custodian and trustee, is the beneficial owner (as that term is defined in Rule 13d-3) of 225,918 shares of the Common Stock, no par value, of S.Y. Bancorp, Inc., the Bank's parent company.

       (b)     Percent of Class:
                                 13.9%
               -----------------------------------------------------------

       (c) Number of shares as to which such person has:
          (i)   sole power to vote or to direct the vote     73,441
                                                         -----------------
          (ii)  shared power to vote or to direct the vote    111,718
                                                           ---------------
          (iii) sole power to dispose or to direct the disposition of
                       71,126
                ----------------------------------------------------------
          (iv)  shared power to dispose or to direct the disposition of
                        111,718
                ----------------------------------------------------------


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Item 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. [ ].

Item 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

          Other persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, certain of the securities held by the Bank in its various fiduciary capacities.

Item 7. Identification and Classification of the Subsidiary Which Acquired THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

          Not Applicable.

Item 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

          Not Applicable.

Item 9.   NOTICE OF DISSOLUTION OF GROUP

          Not Applicable.

Item 10.  CERTIFICATION

      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                    Signature

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 9, 1996                             STOCK YARDS BANK & TRUST COMPANY



                                        By: /s/ David H. Brooks
                                            ----------------------------
                                            David H. Brooks
                                            Chairman and
                                            Chief Executive Officer